UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Inovio Biomedical Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

45773H102

(CUSIP Number)

John W. Kauffman,

c/o Duane Morris LLP, 30 South 17th Street,

Philadelphia, PA 19103; telephone: 215-979-1227

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. J. Joseph Kim

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☒

3.	SEC Use Only.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power. 11,631,232 shares of Common Stock

	8.	Shared Voting Power. -0-

	9.	Sole Dispositive Power. 15,081,232 shares of Common Stock

	10.	Shared Dispositive Power. -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 15,081,232 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13.	Percent of Class Represented by Amount in Row (11). 16.9% of the outstanding shares of Common Stock

14.	Type of Reporting Person (See Instructions). IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock (the “Common Stock”) of Inovio Biomedical Corporation (the “Issuer”).  The address of the Issuer’s principal office is 11494 Sorrento Valley Road, San Diego, California  92121-1318.

Item 2.	Identity and Background.
Reporting Person

(a)           The name of the reporting person is Dr. J. Joseph Kim.

(b)           Dr. Kim’s business address is 450 Sentry Parkway East, Suite 102, Blue Bell PA  19422.

(c)           Dr. Kim is currently the Chief Executive Officer and a director of the Issuer.

(d)           During the last five years, Dr. Kim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Dr. Kim was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)            Dr. Kim is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Contribution.

Dr. Kim received his shares in connection with the closing of the merger on June 1, 2009 of VGX Pharmaceuticals, Inc. (“VGX”) with Inovio Acquisition LLC, a subsidiary of the Issuer, in cancellation of the shares he owned of VGX.

Item 4.	Purpose of Transaction.

Dr. Kim received his shares in connection with the closing of the merger on June 1, 2009 of VGX Pharmaceuticals, Inc. (“VGX”) with Inovio Acquisition LLC, a subsidiary of the Issuer.  Dr. Kim currently serves as the Chief Executive Officer and a director of the Issuer.

Except as set forth in this Schedule 13D, Dr. Kim does not have any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, Dr. Kim beneficially owns 15,081,232 shares of Common Stock, or approximately 16.9% of the outstanding shares of Common Stock of the Issuer, of which 3,237,960 shares represent shares held under stock options, of which options representing 2,289,468 shares are currently exercisable and  options representing 948,492 shares vest at various times during 2009 and 2010.

(b)           Dr. Kim has sole voting power with respect to 11,631,232 Common Stock.  Dr. Kim has deposited 3,450,000 shares of the shares beneficially owned by him into a voting trust, the voting power of which is described in Item 6 of this Schedule 13D.  Dr. Kim has sole power to dispose of 15,081,232 shares of Common Stock, subject to a lock-up agreement between Dr. Kim and the Issuer also described in Item 6.

(c)           Dr. Kim acquired the shares of Common Stock reported in this Schedule 13D upon the closing of the Merger described in Item 3, including the stock options which were assumed by the Issuer upon closing of the Merger.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the Merger, the Issuer entered into a Voting Trust Agreement dated June 1, 2009 (the “Voting Trust Agreement”) among the Issuer, the voting trustees named therein (the “Voting Trustees”) and the stockholders (the “Stockholders”) listed therein, including Dr. Kim (the “Voting Trust”).  In accordance with the Voting Trust Agreement, the Stockholders have deposited an aggregate of 8,000,000 shares of the Common Stock into the Voting Trust, including 3,450,000 shares deposited by Dr. Kim.

The Voting Trustees will vote the shares in accordance with the percentage of votes cast by all stockholders of the Issuer on any particular matter, and otherwise do not possess voting power with respect to the shares.  The Voting Trust has a term of ten years and will terminate earlier upon a change in control of the Issuer or certain other circumstances.  The Voting Trust Agreement will also terminate with respect to a Stockholder if that Stockholder dies or the Stockholder’s employment with the Issuer is terminated other than for cause, as defined in the Voting Trust Agreement.  If Dr. Kim’s employment with the Issuer is terminated, the Voting Trust will terminate with respect to all Stockholders party to the Voting Trust Agreement upon the date of such termination.  A Stockholder will have the right to cause the Voting Trustees to sell the shares deposited in the Voting Trust by that Stockholder, or to tender the shares in the event of a tender offer or exchange offer, for the benefit of the Stockholder under certain conditions.

In connection with the closing of the Merger on June 1, 2009, Dr. Kim also entered into a lock-up agreement with the Issuer pursuant to which Dr. Kim may not dispose of the shares received in the Merger, including those purchasable upon exercise of stock options held by Dr. Kim and assumed by the Issuer in the Merger, for a period of two years without the consent of the Issuer, which restrictions lapse with respect to 25% of those shares on each six-month anniversary date of the closing of the Merger.

Item 7.	Material to be Filed as Exhibits.
Voting Trust Agreement: The Voting Trust Agreement is incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated June 1, 2009 filed by the Issuer.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 10, 2009
Date
/s/ J. Joseph Kim
Signature
Dr. J. Joseph Kim
Name/Title